2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, THE UNITED STATES, AUSTRALIA, SOUTH AFRICA OR JAPAN

NEWS RELEASE

Update regarding the Recommended Merger Offer by Lundin Mining Corporation for ARCON International Resources P.l.c.

April 26, 2005 (LUN – TSX, LUMI – Stockholmsborsen O-list) Lundin Mining Corporation ("Lundin Mining") is pleased to announce that the shareholders of ARCON International Resources P.l.c. ("ARCON") who accepted the previously announced merger offer up to and including April 11, 2005, now have received their consideration under the merger offer. The ARCON shares tendered represented 84.06% of the outstanding shares of ARCON. Lundin Mining has thereby acquired control over ARCON

Between April 12, 2005 and April 25, 2005, valid acceptances of the merger offer were received in respect of 13,137,886 additional ARCON shares. This represents, in aggregate, 91.61% approximately of ARCON's current issued capital.

Lundin Mining has issued 4,686,504 shares and distributed EUR 41 million (USD 53 million) in consideration for the initial 84.06% of the total number of outstanding shares of ARCON acquired.

The acceptance period for the merger offer has been extended to May 9, 2005. Compulsory acquisition procedures for the remaining shares have also been initiated.

ARCON has applied for the ARCON shares to be delisted from the Irish and London Stock Exchanges on May 12, 2005.

A copy of the formal announcement in this regard made in Ireland today is attached with this press release.

ON BEHALF OF THE BOARD

Karl-Axel Waplan
President and CEO

For further information, please contact:
Karl-Axel Waplan, tel: +46-705-10 42 39
 or
Sophia Shane, tel: +1-604-689-78 42

Lundin Mining is a Canadian mining and exploration company with a focus in Europe. The Company is one of the world's leading producers of zinc. The main asset of Lundin Mining is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. In the beginning of 2005, Lundin Mining acquired the remaining outstanding shares of North Atlantic Natural Resources AB (NAN). NAN's primary asset is the Storliden copper and zinc mine in the Skellefte mining district of northern Sweden, which has been in production since 2002. By acquiring ARCON International Resources P.l.c. of Ireland, Lundin Mining added the Galmoy zinc-lead mine and an extensive exploration acreage in the county of Kilkenny, Ireland to it's existing portfolio. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten mining district in northern Sweden as well as exploration permits covering numerous exploration targets in the historical Skellefte mining district of northern Sweden.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, THE UNITED STATES, AUSTRALIA, SOUTH AFRICA OR JAPAN

26 April 2005

Recommended Merger Offer by Lundin Mining Corporation ("Lundin Mining") for ARCON International Resources P.l.c. ("ARCON")

Extension of Merger Offer until 9 May 2005

The Directors of Lundin Mining announce that as at 3:00 p.m. (Dublin time), on Monday, 25 April 2005, valid acceptances of the Merger Offer had been received in respect of 159,354,205 ARCON Shares. This represents, in aggregate, approximately 91.61 per cent. of ARCON's current issued share capital.

The Merger Offer has been extended for a further 14 days and will remain open for acceptance until 3:00 p.m. (Dublin time), on Monday, 9 May 2005.

The Offeror has commenced the compulsory acquisition procedures provided for in Section 204 of the Companies Act, 1963 to acquire any ARCON Shares in respect of which valid acceptances are not received under the terms of the Merger Offer. Notices to non-accepting ARCON Shareholders were posted on 25 April 2005.

To ensure that ARCON Shareholders who have not yet accepted the Merger Offer receive their proceeds of the Merger Offer at the earliest possible date, they should complete and return the Form of Acceptance so as to be received as soon as possible and by no later than 3:00 p.m. (Dublin time), on Monday, 9 May 2005.

The consideration due under the Merger Offer in respect of acceptances that have been received and are complete in all respects will be dispatched within 14 days of receipt. The consideration due under the Merger Offer in respect of further acceptances received up to 9 May, 2005 that are complete in all respects will be dispatched within 14 days of receipt.

ARCON has applied to the relevant authorities for ARCON Shares to be delisted and to the Irish and London Stock Exchanges for trading in ARCON Shares to be cancelled, each with effect from the commencement of trading on 12 May 2005.

Neither Lundin Mining nor any person deemed to be acting in concert with Lundin Mining owned or controlled any ARCON Shares (or rights over such shares) immediately before the commencement of the Offer Period or during the Offer Period; and neither Lundin Mining nor any person deemed to be acting in concert with Lundin Mining has acquired or agreed to acquire ARCON Shares (or rights over such shares) during the Offer Period.

The terms of the Merger Offer remain the same as set forth in the Offer Document and related acceptance materials previously distributed to ARCON Shareholders.

Terms used in this announcement have the same meaning as those contained in the Offer Document.

For further information, contact:

Lundin Mining Corporation		ARCON International Resources P.l.c.
Karl-Axel Waplan	+46 705 104 239	Peter Kidney	+353 1 667 3063
Sophia Shane	+1 604 689 7842	(Independent Director)
		James McCarthy	+353 1 283 7144
(Director)
Macquarie Bank Limited		Davy Corporate Finance Limited
(Financial Adviser to Lundin Mining)		(Financial Adviser to the Independent
Richard Gannon	+44 20 7065 2173	Directors of ARCON)
		Eugenée Mulhern	+353 1 679 6363

Murray Consultants
(Public relations adviser to ARCON)
		Pauline McAlester	+353 1 498 0300

Macquarie Bank Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Lundin Mining and no one else in connection with the Merger Offer for ARCON and will not be responsible to anyone other than Lundin Mining for providing the protections afforded to clients of Macquarie Bank Limited or for giving advice in relation to the Merger Offer, the contents of this Announcement or any transaction or arrangement referred to herein.

Davy Corporate Finance Limited, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting for the Independent Directors and for no one else in relation to the matters described in this Announcement and will not be responsible to anyone other than the Independent Directors for providing the protections afforded to clients of Davy Corporate Finance Limited or for giving advice in relation to the matter referred to in this Announcement.

The Directors of Lundin Mining accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the Directors of Lundin Mining, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement for which they accept responsibility is in accordance with the facts and, does not omit anything likely to affect the import of such information.

This Announcement does not constitute an offer or an invitation to purchase or subscribe for any securities and does not constitute an offer of Lundin Mining Securities.

Unless otherwise determined by Lundin Mining, the Merger Offer has not been, and is not being, made directly or indirectly in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, and the Merger Offer is not capable of acceptance by any such means, instrumentality or facility from within Australia, Japan, South Africa, the United States or any jurisdiction where it would be unlawful to do so. Accordingly, unless otherwise determined by Lundin Mining, neither copies of this Announcement nor any other documents related to the Merger Offer are being, or may be, mailed or otherwise distributed or sent in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, as doing so may invalidate any purported acceptance of the Merger Offer. Notwithstanding the foregoing restrictions, Lundin Mining reserves the right to permit the Merger Offer to be accepted, if in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.